SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III General Counsel NTR Metals, LLC 10720 Composite Drive Dallas, TX 75220 (469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1	NAME OF REPORTING PERSON NTR Metals, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 6,059,438*
	9	SOLE DISPOSITIVE POWER 4,411,500*
	10	SHARED DISPOSITIVE POWER 1,647,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,059,438*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.7%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and Dr. L. S. Smith (“Dr. Smith”), the Reporting Person may be deemed to be the beneficial owner of 6,059,438 common shares. However, the Reporting Person expressly disclaims beneficial ownership over 1,647,938 common shares beneficially owned by Dr. Smith. See Item 5 for additional information. Percentage of class based on 9,986,065 common shares outstanding at May 5, 2011.

Item 1.	Security and Issuer.

This Amendment No. 3 to the statement on Schedule 13D amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011 and Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011. The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229. Except as specifically amended by this Schedule 13D/A, the Schedule 13D/A filed on June 14, 2011, and the Schedule 13D/A filed on April 18, 2011, the original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

The second paragraph of Item 2 is amended and restated in its entirety to read as follows:

The Reporting Person has executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”), as more fully described in Item 6 below, and the group formed by the Reporting Person and Dr. Smith beneficially owns in the aggregate 6,059,438 Common Shares, which represents 60.7% of the Common Shares. However, the Reporting Person disclaims any beneficial ownership in any securities that may be beneficially owned by Dr. Smith. In addition, Dr. Smith has executed an Agreement To Execute Smith Irrevocable Proxy in favor of the Reporting Person, as more fully described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

The second paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

In connection with the closing of the transactions contemplated by the Closing Agreement, the Reporting Person entered into an Option Contract, dated as of May 25, 2010 (the “Option Contract”), by and between the Reporting Person and Dr. Smith, as more fully described in Item 6. Pursuant to the Option Contract, the Reporting Person obtained an option from Dr. Smith to purchase 1,000,000 Common Shares owned by Dr. Smith exercisable until May 25, 2014 as provided therein. On June 10, 2011, Dr. Smith and the Reporting Person entered into an option exercise agreement (the “Exercise Agreement”), which amended the terms of the Option Contract from June 10, 2011 to July 15, 2011 (the “Modified Exercise Period”) to allow the Reporting Person to exercise the Option Contract in increments of 100,000 shares. In connection with entering into the Exercise Agreement, the parties to the Exercise Agreement entered into an escrow agreement (the “Escrow Agreement”) with K & L Gates LLP, as escrow agent, pursuant to which Dr. Smith deposited the option shares and the Reporting Person will deposit any funds necessary to satisfy the exercise price with respect to any exercised options. On August 3, 2011, Dr. Smith and the Reporting Person entered into a letter agreement extending the Termination Date of the Exercise Agreement to August 15, 2011. In connection with the extension of the term of the Option Contract, Dr. Smith, the Reporting Person and K & L Gates LLP entered into a separate letter agreement extending the termination of the Escrow Agreement to August 15, 2011. After the termination of the Exercise Agreement, as amended, the Reporting Person will be subject to the terms of the original Option Contract, which only permitted the Reporting Person to exercise the option in its entirety. The number of shares subject to the Option Contract, however, will be reduced by the number of options exercised during the Modified Exercise Period. Following the Modified Exercise Period, Dr. Smith will cancel the Option Contract and deliver to the Reporting Person an amended Option Contract providing the Reporting Person the option to purchase the reduced number of Common Shares upon the same terms (except for the revised number of shares) as the Option Contract. The exercise price of the option from Dr. Smith is just below the current market price of the Common Shares. The Reporting Person has notified DGSE’s Chairman of its intention, subject to negotiation of final terms, to exercise its option. The exercise of the option, combined with the Smith Irrevocable Proxy Agreement described below, would result in the Reporting Person obtaining effective voting control of the Issuer. Also, Dr. Smith executed an Agreement To Execute Smith Irrevocable Proxy (the “Smith Irrevocable Proxy Agreement”), dated as of May 25, 2010, in favor of the Reporting Person, as more fully described in Item 6 below. Pursuant to the Smith Irrevocable Proxy Agreement, Dr. Smith (or his legal guardian, executor, representative or heirs, as appropriate) will execute an irrevocable proxy in favor of the Reporting Person to vote his Common Shares with respect to any matter regarding the Issuer on which Dr. Smith is entitled to vote upon (a) the Reporting Person’s full exercise of the Option Contract or (b) Dr. Smith’s death or the appointment of a legal guardian for Dr. Smith due to incapacity by reason of physical or mental condition. If and when executed, the term of this proxy will be for the remainder of the four (4) year period commencing on the Effective Date of the Closing Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) See rows 11 and 13 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(b) See rows 7 through 10 of the cover page for the Reporting Person above. Item 2 above and the description of the arrangements set forth in Item 6 are incorporated herein by reference.

(c) On June 14, 2011, the Reporting Person exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On June 16, 2011, the Reporting Person acquired 500 Common Shares of the Issuer in the open market at a price of $6.50 per share; 100 Common Shares of the Issuer in the open market at a price of $6.53 per share; 700 Common Shares of the Issuer in the open market at a price of $6.52 per share; 1,000 Common Shares of the Issuer in the open market at a price of $6.56 per share; and 200 Common Shares of the Issuer in the open market at a price of $6.45 per share. On June 17, 2011, the Reporting Person acquired 849 Common Shares of the Issuer in the open market at a price of $6.92 per share and 1,651 Common Shares of the Issuer in the open market at a price of $6.90 per share. On June 20, 2011, the Reporting Person acquired 346 Common Shares of the Issuer in the open market at a price of $7.00 per share; 1,300 Common Shares of the Issuer in the open market at a price of $6.85 per share (in two separate transactions); 200 Common Shares of the Issuer in the open market at a price of $6.84 per share (in two separate transactions); and 154 Common Shares of the Issuer in the open market at a price of $6.79 per share (in two separate transactions). On June 21, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.85 per share. On June 22, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.95 per share (in two separate transactions). On June 23, 2011, the Reporting Person acquired 500 Common Shares of the Issuer in the open market at a price of $6.99 per share (in two separate transactions). On June 24, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.93 per share (in two separate transactions). On July 22, 2011, the Reporting Person exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The seventh, eighth and ninth paragraphs of Item 6 are hereby amended and restated in their entireties to read as follows:

Pursuant to the Exercise Agreement, notwithstanding the terms of the Option Contract, the Reporting Person may exercise the Option Contract in increments of 100,000 shares during the Modified Exercise Period ending July 15, 2011. Upon the expiration of the Modified Exercise Period, the number of shares subject to the Option Contract will be reduced by the number of options exercised during such period. Pursuant to the Letter Agreement, the termination date of the Exercise Agreement was extended to August 15, 2011.

Pursuant to the Escrow Agreement, K&L Gates LLP will serve as escrow agent. Dr. L.S. Smith will deposit the option shares under the Option Contract in escrow during the Modified Exercise Period and the Reporting Person will deposit any funds necessary to satisfy the exercise price with respect to any exercised options under the Option Contract, as amended by the Exercise Agreement. Pursuant to the Letter Agreement, the termination date of the Escrow Agreement was extended to August 15, 2011.

The Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Smith Irrevocable Proxy Agreement, the Exercise Agreement, as amended, the

Escrow Agreement, and the Letter Agreement are incorporated herein by reference and are exhibits to this Statement. Any descriptions in this Statement of the Partial Assignment Agreement, the Closing Agreement, the NTR Irrevocable Proxy, the Lock-Up Agreement, the Option Contract, the Smith Irrevocable Proxy Agreement, the Exercise Agreement, as amended, the Escrow Agreement, and the Letter Agreement are qualified in their entirety by reference to the actual text of such documents.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is amended and restated in its entirety to read as follows:

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7.	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 22, 2011)

99.8.	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 22, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2011

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Partial Assignment Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.2	Closing Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC, Dr. L.S. Smith and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.3	NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated as of May 25, 2010, executed by NTR Metals, LLC in favor of Dr. L.S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.4	Lock-Up Agreement, dated as of May 25, 2010, by and between NTR Metals, LLC and DGSE Companies, Inc. (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.5	Option Contract, dated as of May 25, 2010, by and between NTR Metals, LLC and Dr. L S. Smith (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.6	Agreement to Execute Smith Irrevocable Proxy, dated as of May 25, 2010, executed by Dr. L.S. Smith in favor of NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 1, 2010)

99.7	Option Exercise Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 22, 2011)

99.8	Escrow Agreement, dated as of June 10, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP (previously filed as an Exhibit to the Schedule 13D filed by the Reporting Person on June 22, 2011)

99.9	Letter Agreement, dated as of July 15, 2011, by and between Dr. L.S. Smith and NTR Metals, LLC

99.10	Letter Agreement, dated as of July 20, 2011, by and between Dr. L.S. Smith, NTR Metals, LLC and K & L Gates LLP